Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Verizon / MCI

Serving Both Customers and the Public Interest

Adapting to Better Serve Customers in a Changed World

■	Brings together complementary assets and capabilities to create a strong new competitor that will benefit all customer segments. Verizon’s core strength is in wireless, local and regional networks and its ongoing deployment of the nation’s most advanced broadband networks. MCI brings a strong business base, advanced data and IP services and expertise, international presence, and an extensive IP backbone network.

■	Reflects the transformation of today’s communications marketplace and responds to the dynamic competition coming from providers such as cable, wireless, VoIP and others.

■	Creates precisely the type of strong, national, facilities-based competitor long sought by public policymakers that can compete more effectively in all market segments – from large enterprise to mass-market consumers.

A New Wave of Investment & Innovation:

■	Verizon’s investment of $2 billion in capital – and up to $3.5 billion, including expenses – to MCI’s networks and systems will ensure a strong and stable facilities-based competitor with the capabilities to bring the latest innovations to customers at all levels of the market.

■	MCI’s national and international IP backbone and expertise will be a perfect complement to Verizon’s industry-leading deployment of fiber-optic broadband networks directly to residential and business customers.

■	By joining Verizon’s financial strength and reputation for customer service with MCI’s legacy of leadership and innovation in Internet backbone networks, this acquisition creates a strong, new competitor. The combined company will be poised to provide customers of all sizes with the full benefit of the new technologies that are transforming communications – both locally and globally.

A Strong, Secure Provider to Assure Continued Robust Competition:

■	Preserves competition in the enterprise segment – long-recognized as one of the most competitive and least concentrated segments of the communications market – by creating a strong new competitor capable of providing a full range of services to these customers nationwide.

■	The combined share of enterprise market revenues of Verizon and MCI will be no more than 16 – 22 percent and will remain less than the share of the post-merger SBC and AT&T.

Conditions are Not Warranted in a Highly Competitive Marketplace:

■	Competitive benefits for customers and lack of harm make conditions on the transaction unwarranted.

■	The transaction will not impair competition in any relevant market and will promote robust competition in the enterprise market nationwide.

■	Sufficient regulatory safeguards are already in place to address any concerns, and those safeguards are not affected by this combination of complementary assets and services.

■	There is no significant overlap of Verizon and MCI facilities. In the 39 areas nationwide where some overlap does exist, there are more than 90 different suppliers of similar facilities. In 92 percent of these areas, there are two or more providers in addition to Verizon and MCI. In fact, these 39 areas have an average of almost six competitors – including AT&T, Sprint, Level 3, Time Warner Telecom, Global Crossing, XO/Allegiance and others.

■	Mass market competition will not be harmed. In fact, the rapid growth of intermodal competition fueled by new technologies such as wireless, cable telephony and VoIP, led MCI to independently conclude that its mass market business is in a “continuing and irreversible decline.”

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.